SCHEDULE 13D
                                (Rule 13d-101)


                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                   Under the Securities Exchange Act of 1934
                                 Amendment No.
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                          COSINE COMMUNICATIONS, INC.
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                               (Name of Issuer)


                       Common Stock, par value $0.00001
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                        (Title of Class of Securities)


                                   221222102
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                                (CUSIP Number)


                    Mellon HBV Alternative Strategies LLC,
                         200 Park Avenue, Suite 3300,
                           New York, NY 10166-3399,
                                (212) 808-3950
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           (Name, Address and Telephone Number of Person Authorized
                    to Receive Notices and Communications)


                                MARCH 28, 2003
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            (Date of Event which Requires Filing of this Statement)



         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. |_|


Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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     1        NAME OF REPORTING PERSONS S.S.
              OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Mellon HBV Alternative Strategies LLC
              I.R.S. No.:  13-4050836

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     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)  |_|
                                                                  (b)  |_|

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     3        SEC USE ONLY


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     4        SOURCE OF FUNDS*
              OO

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     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) OR 2(e)                     |_|

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     6        CITIZENSHIP OR PLACE OF ORGANIZATION
              Delaware

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                                     7       SOLE VOTING POWER
                                             557,192

           NUMBER OF                 ------------------------------------------
            SHARES                   8       SHARED VOTING POWER
         BENEFICIALLY                        0
           OWNED BY
             EACH                    ------------------------------------------
           REPORTING                 9       SOLE DISPOSITIVE POWER
            PERSON                           557,192

                                     ------------------------------------------
                                     10      SHARED DISPOSITIVE POWER
                                             0

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     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
              557,192

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     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*                                |_|
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     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              5.6%

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     14       TYPE OF REPORTING PERSON*
              IA

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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1.  Security and Issuer.

         This statement relates to 557,192 shares of the common stock, par value $0.001 per share (the "Common Stock"), of CoSine Communications, Inc., a Delaware corporation (the "Company"). The address of the Company's principal executive office is 3200 Bridge Parkway, Redwood Shores, California 94065.


Item 2.  Identity and Background.

         This statement is being filed by Mellon HBV Alternative Strategies LLC (the "Reporting Person"). Reporting Person is a Delaware limited liability company with its principal executive offices located at 200 Park Avenue, Suite 3300, New York, NY 10166-3399. The Reporting Person serves as investment adviser of Mellon HBV Arbitrage Partners L.P., Mellon HBV Offshore Arbitrage Fund, Ltd., HBV Master Multi-Strategy Fund L.P., Mellon HBV Offshore Global Arbitrage Fund Ltd., Mellon HBV Special Situations Fund LP and Credit Suisse First Boston International (collectively, the "Clients"). None of the Clients individually owns more than 5% but the Clients in the aggregate hold the forgoing shares of the Common Stock.

         During the last five years the Reporting Person, or, to the best of its knowledge, any of their directors or executive officers, has not been (i) convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.


Item 3.  Source and Amount of Funds or Other Consideration.

         The source of funds used for the purchase of the Common Stock consists of working capital of the Clients. The aggregate amount of funds required to purchase the Common Stock is $2,814,236. No funds were borrowed to purchase any shares of the Common Stock.


Item 4.  Purpose of Transaction.

         The Reporting Person acquired the Common Stock for investment purposes and not for the purpose of changing or influencing the control and/or management of the Company. However, recent events at the Company have caused the Reporting Person to purchase additional shares of the Common Stock such that the total number of shares owned by the Reporting Person exceeds 5% and to communicate with the Company in the form of the letter attached hereto as
Exhibit 2 to cause the Company and its board to seek to achieve realization of the Company's perceived intrinsic value through liquidation or other strategic transactions and to seek to recover certain related party loans. The Reporting Person intends to pay close attention to developments at and pertaining to the Company. Subject to market conditions and other factors deemed relevant by the Reporting Person, the Reporting Person may, directly or indirectly, purchase additional shares of the Common Stock or dispose of some of such shares in open-market or privately negotiated transactions.


Item 5.  Interest in Securities of the Issuer.

         (a) As of April 1, 2003, Reporting Person beneficially owned in the aggregate 557,192 shares of the Common Stock, representing approximately 5.6% of the outstanding common stock of the Company (based on the number of shares outstanding as of March 14, 2003, as reported in the Company's annual report for the fiscal year ended December 31, 2002).

         (b) The Reporting Person has the sole power to vote or to direct the vote and the sole power to dispose and to direct the disposition of the Common Stock.

         (c) Information with respect to all transactions in the shares of the Common Stock beneficially owned by the Reporting Person which were effected during the past sixty days is set forth in Exhibit 1 attached hereto and incorporated herein by reference.

         (d) Not applicable.

         (e) Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         None.


Item 7.  Material to be Filed as Exhibits.

         Exhibit 1 Table containing information with respect to open-market transactions in the shares of the Common Stock by Mellon HBV Alternative Strategies LLC during the past sixty days.

         Exhibit 2     Letter to the Company, dated April 1, 2003, described in
                       Item 4.




Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 1, 2003

                                        Mellon HBV Alternative Strategies LLC,
                                        a Delaware Limited Liability Company


                                        By:  /s/ William F. Harley III
                                             --------------------------------
                                             William F. Harley III
                                             Chief Investment Officer

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                                   Exhibit 1

      Information with Respect to Open-Market Transactions of the Common Stock by Mellon HBV Alternative Strategies LLC during the Past Sixty Days

                                  Amount of   Price         Type of
                       Date        Shares     per Share   Transaction
                   ---------------------------------------------------
                   01/31/03         5,300       $4.78         Buy
                   02/07/03        75,600       $4.71         Buy
                   02/10/03         4,900       $4.72         Buy
                   02/18/03        12,250       $4.84         Buy
                   02/19/03         9,900       $4.81         Buy
                   02/20/03        10,000       $4.70         Buy
                   02/21/03        23,442       $4.78         Buy
                   02/27/03         2,500       $4.77         Buy
                   02/28/03        52,000       $4.77         Buy
                   03/03/03         5,400       $4.79         Buy
                   03/04/03        22,200       $4.76         Buy
                   03/05/03        35,000       $4.78         Buy
                   03/06/03         6,000       $4.73         Buy
                   03/07/03        45,885       $4.71         Buy
                   03/25/03         9,100       $4.52         Buy
                   03/26/03        12,600       $4.23         Buy
                   03/27/03         8,300       $4.20         Buy
                   03/28/03        30,010       $4.42         Buy
                   03/31/03        23,000       $4.40         Buy
                   ------------------------------------------------
                         Total:   393,387


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                                   Exhibit 2


Mellon HBV Alternative Strategies, LLC
200 Park Avenue, Suite 3300
New York, New York 10166


April 1, 2003

Donald Green, Chairman of the Board
Charles J Abbe
Vinton Gray Cerf
R. David Spreng
Stephen Goggiano, President & Chief
Executive Officer, CoSine Communications Inc.

CoSine Communications Inc.
3200 Bridge Parkway
Redwood City, CA 94065

Dear Sirs:

Mellon HBV Alternative Strategies ("Mellon HBV"), a division of Mellon Bank, is currently the registered owner of 557,192 shares, or 5.6%, of CoSine Communications. Our objective, and we assume that of the board, is to maximize shareholder value. We have a number of concerns, and are filing a 13D in order to present our thoughts regarding the competitive position and strategic direction of the company. We do not consider ourselves activists, but reserve the right to actively pursue changes to the board if our concerns are not addressed in a timely manner.

We believe that CoSine has an intrinsic value that can be estimated with some precision. If our analysis is correct, there is a significant gap between the current market price of CoSine's shares and the company's intrinsic value. Unfortunately, we feel that under the current direction of the company, this gap may never be closed.

We have been informed that the company holds monthly milestone meetings. Furthermore, we were told that if the company fails to meet these milestones it would pursue a strategic alternative. Without being privy to the specifics of these milestones or the particulars of these meetings, we are concerned that the company's cash will be depleted (and along with it the value of the company), before any milestone is ever realized.

While management has done an excellent job of reducing operating expenses and eliminating fifty percent of the company's operating lease, the fact remains that CoSine continues to burn cash at a rate of approximately $10 million ($1 per share) per quarter. In CoSine's best year, the company generated revenue of $34 million. Therefore, we do not believe it is a prudent business decision, nor in the best interest of the shareholders, to continue to operate a negative cash flow business. Under this backdrop and given the company's sizeable cash position, there is certainly an argument for liquidation. We are not opposed to the strategy, but believe a better alternative exists.

Our ongoing due diligence of CoSine has reaffirmed our confidence in the company's technology. Based on conversations with multiple customers, we have determined that while CoSine has a superior product to its competitors, customers are reluctant to purchase en masse because of concerns surrounding CoSine's viability. Importantly, numerous buyers have mentioned that they would eagerly increase the volume of purchases if the technology were in the hands of a larger, more stable operator. We therefore view the pursuit of an outright sale of the company as the best course of action. We call for the board of directors to hire a financial advisor for the purpose of selling the company. We believe that this represents the best opportunity for capitalizing on CoSine's superior technology, enhancing revenue growth, and closing the gap between the company's intrinsic value and its current share price.

On another matter, we believe that the board has exercised feeble judgment in granting loans in excess of $35 million to officers and non-executive employees and, in addition, forgiving more than $24 million over the past two years. We hope that the board will, to the fullest extent of the law, attempt recovery on the defaulted amounts as well as refrain from forgiving any of the remaining $9.8 million outstanding. Also we note that, based on public filings, CoSine's current directors and executive officers (other than its early VC investors) own less than 4% of the company's outstanding stock and that much of such ownership is in the form of options.

In sum, to maximize shareholder value, the company must either sell CoSine's technology or the company as a whole and distribute the proceeds to shareholders. We cannot adequately stress that time is of the essence. The longer the board of directors waits to take action, the more the cash burn will erode the value of the company.

We would like to see progress made by the company's annual meeting on May 6th or we may feel compelled to exercise our fiduciary right as shareholders to seek a change in the current board. Mellon HBV is prepared to work with the board and management to discuss any additional assistance that CoSine feels it may need in order to explore these alternatives.

Thank you for your attention. Mellon HBV and your other shareholders eagerly await your response. Please contact us at your earliest convenience so that we can discuss these issues.

Sincerely,


/s/ William F. Harley III
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William F. Harley III
Chief Investment Officer